Exhibit 17.2

From: C Mark Tang
Date: Sat, 20 Jun 2009 22:27:51 -0400
To: Mingli Yao
Subject: Re: Resignation

Dear Mr. Yao,

I am writing to give you 10 days advance notice to inform you my resignation, as a director and member of the audit committee of Tongli Pharmaceuticals (USA), Inc., effective June 29th, 2009. I wish you all best in your future endeavors.

Mark